UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  o          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated April 26, 2024: Safe Bulkers, Inc. Announces Agreement for the Acquisition of One Newbuild Japanese Kamsarmax Class Dry-bulk Vessel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2024

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Announces Agreement for the Acquisition

of One Newbuild Japanese Kamsarmax Class Dry-bulk Vessel

Monaco – April 26, 2024 — Safe Bulkers, Inc. (the Company) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it has entered into an agreement for the acquisition of a Japanese, 82,000 dwt, dry-bulk, Kamsarmax class vessel, with a scheduled delivery date in the fourth quarter of 2026.

The newbuild vessel is designed to meet the Phase 3 requirements of Energy Efficiency Design Index related to the reduction of greenhouse gas emissions (“IMO GHG -EEDI Phase 3”) as adopted by the International Maritime Organization, (“IMO”) and also comply with the latest NOx emissions regulation, NOx-Tier III (“NOx-Tier III”). This newbuild vessel is a sister vessel to a number of newbuilds in our orderbook with advanced energy efficiency characteristics resulting to lower fuel consumption.

The Company has already taken delivery of nine IMO GHG Phase 3 – NOx Tier III vessels. Including this agreement, the Company has an outstanding orderbook of eight newbuild vessels, two of which are methanol dual fuel, with scheduled deliveries of one in fiscal year 2024, two in fiscal year 2025, four in fiscal year 2026, and one in fiscal year 2027.

Dr. Loukas Barmparis, President of the Company commented: “This latest newbuild order with relatively prompt delivery compared to present slot availability, is part of our fleet renewal strategy and reflects our plans to own one of the most environmentally efficient dry bulk fleets in the market.”

About Safe Bulkers, Inc.

The Company is an international provider of marine dry-bulk transportation services, transporting bulk cargoes, particularly grain, coal and iron ore, along worldwide shipping routes for some of the world’s largest users of marine dry-bulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, changes in TCE rates, changes in fuel prices, risks associated with operations outside the United States, general domestic and international political conditions, uncertainty in the banking sector and other related market volatility, disruption of shipping routes due to political events, risks associated with vessel construction and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President Capital Link, Inc.

230 Park Avenue, Suite 1536 New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com